INDEX SUPPLEMENT –	Filed Pursuant to Rule 424(b)(2)
MORGAN STANLEY MAP TREND HORIZON INDEX	Registration Statement No. 333-275587
(To Prospectus dated November 16, 2023)	333-275587-01

GLOBAL MEDIUM-TERM NOTES, SERIES I

Senior Notes

Morgan Stanley Finance LLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

Senior Notes

Fully and Unconditionally Guaranteed by Morgan Stanley

Index Supplement – Morgan Stanley MAP Trend Horizon Index Information

For a summary of the Morgan Stanley MAP Trend Horizon Index, see “Summary of the Index” on page 13.

Investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 14 and in the relevant preliminary terms or pricing supplement, the accompanying product supplement and the accompanying prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this index supplement, the accompanying product supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

November 16, 2023

Morgan Stanley

# Morgan Stanley MAP Trend Horizon Index

Harnessing Positive Trends in a Diversified and Risk-Controlled Way	4
Why is Dynamic Allocation Important?	5
The Trend Following Philosophy: “Cut Your Losses” and “Let Your Profits Run On”	5
The Trend Following Philosophy is Largely Behavioral	5
Constructing the Index	6
What are the Index Components?	7
How Diversified Has the Index Been Historically?	8
How Does the Volatility Target Work?	9
Index Performance (Simulated and Actual)	10
Morgan Stanley MAP Trend Horizon Index vs. Major Benchmark Indices*	11
Monthly Returns	12
Summary of the Index	13
Risk Factors	14
Important Information and Qualifications	17

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Harnessing Positive Trends in a Diversified and Risk-Controlled Way

The Morgan Stanley Map Trend Horizon Index (the “Index”) uses portfolio construction concepts to seek positive-return opportunities in different market environments.

With potential for diversified exposure to a wide range of asset classes, the Map Trend Horizon Index utilizes a rules-based approach and seeks to invest in assets with upward trends using liquid futures referencing equities, treasuries, bonds and alternatives. A daily risk-management mechanism is then applied with the aim of stabilizing the overall risk of the Index.

Creating and managing a portfolio based on these principles can be challenging and impractical. As an alternative, taking exposure to the Morgan Stanley Map Trend Horizon Index can offer the benefits of this approach in one simple investment, with the following key features:

Broad Diversification

Diversification can help investors achieve more stable and consistent returns with reduced risk vs. investing in single asset class. The Index provides exposure across US and foreign equities, global fixed income, and alternatives such as gold, oil, U.S. dollar, soybeans, and real estate.

Risk Balancing

The Index attempts to build a liquid and risk- balanced portfolio. The allocation to each asset depends on its liquidity and is proportional to the inverse of its risk (measured as its historical realized volatility).

Risk Stabilization

The portfolio of assets included in the Index is monitored daily, with the goal of keeping volatility under control and to help stabilize returns.

Trend Allocations

The Index generally invests in assets that exhibit strong upward trend and attempts to pare investments during market downturns. It tries to take advantage of the persistence of price movements over short, medium and longer time horizons that play out in each respective market.

The Components of the Index are sub-indices comprised of futures contracts referencing each asset class. A servicing fee of 0.85% per annum (calculated on a daily basis) is included in the published level of the Index. The servicing fee will adversely affect the performance of the Index in all cases.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Why is Dynamic Allocation Important?

The Index is built according to a series of rules that determine the allocation to each asset class and Index Component. These allocations are dynamic, meaning that the Index is able to react to changes in market conditions over time and aims for more stable returns.

Many traditional investments offer constant exposure to a universe of assets. However, returns from these investments can be variable, as these assets will not have consistent performance in different market conditions.

Dynamic allocation can help to achieve more steady returns as the allocation to each asset will be adjusted across different parts of the market cycle.

The Trend-Following Philosophy:

“Cut Your Losses” and “Let Your Profits Run On”

Trend-following investing dates back to the 1700s when David Ricardo, an English political economist, put forward the golden rule: “Cut short your losses” and “Let your profits run on.”

The Trend-Following Philosophy is Largely Behavioral:

•     Investors tend to extrapolate current price movements into the future.[1]

•     Investors tend to sell winners too early-slowing down the price rise and hold losers too long-slowing downward moves.[2]

•     Investors join the bandwagon and the herding effect is self-feeding.[3]

[1] Cognitive Bias: Tversky and Kahneman (1974)

[2] Disposition Effect: Shefrin and Statman (1985), Frazzini (2006)

[3] Herding effect: De Long et. al. (1990)

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Constructing the Index

The MAP Trend Horizon Index is built upon predetermined rules and employs several key portfolio construction concepts such as “risk-budgeting” and “trend-following.” The Index is rebalanced each day using the following steps:

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

What Are the Index Components?

The Index provides exposure to a range of asset classes via listed futures (the “Index Components”). To seek to ensure that the Index remains diversified, maximum exposure limits are set at the individual Index Component level.

The Morgan Stanley MAP Trend Horizon Index Invests in a Wide Range of Asset Classes

ASSET CLASS/ INDEX COMPONENTS	FUTURES TICKER	MAXIMUM EXPOSURE	RISK BUDGET*
Equities			40%
US			
S&P 500 E-Mini Rolling Futures Index	ES	100%	10.0%
NASDAQ 100 E-Mini Rolling Futures Index	NQ	100%	10.0%
Russell 2000 eMini ICE/CME Rolling Futures Index	RT	100%	10.0%
Global			
MSCI EAFE Rolling Futures Index	MF	25%	3.3333%
MSCI Emerging Markets Mini Rolling Futures Index	ME	25%	3.3333%
Nikkei 225 CME Rolling Futures Index	NH	25%	3.3333%
Fixed Income			40%
Core			
US 20-Year T-Bond Rolling Futures Index	US	100%	7.5%
US 10-Year T-Note Rolling Futures Index	TY	100%	7.5%
US 5-Year T-Note Futures	FV	100%	5.0%
Investment-Grade 10Y Rolling Credit Index	10Y IG	15%	2.5%
High-Yield 5Y Rolling Credit Index	5Y HY	15%	7.5%
Global			
Euro Bobl 5Y Rolling Futures Index	OE	100%	5.0%
Japan 10Y Bond Rolling Futures	JB	100%	5.0%
Alternatives			20%
Gold Futures Rolling Futures Index	GC	25%	3.3333%
Brent Crude Oil Rolling Futures Index	CO	100%	5.0%
Soybean Rolling Futures Index	S	25%	5.0%
Dow Jones Real Estate Rolling Futures Index	DJ	5%	3.3333%
US Dollar Index Rolling Futures Index	DX	33%	3.3333%
Short-Term Treasuries			
2-Year U.S. Treasury Note Index	TU	200%	N/A

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

How Diversified Has the Index Been Historically?

The below chart shows the average exposure that the Index would have taken to different asset classes over different years.

The shifts in allocations over time demonstrate how the strategy reacts to different market cycles and reallocates between different asset classes accordingly. For example:

•	During the market rally of 2012-2020, the Index exposure generally ranged between 125% and 175% across equities, bonds and alternatives.

•	During the 2020 market turmoil around the COVID-19 pandemic, the Index reduced exposure to the trend portfolio, and was approximately 150% invested in the risk-off asset (2Y US Treasuries).

•	In response to elevated equity and bond volatility in 2022, overall exposure in the Index dropped to 25-50%, removing all risk assets to seek the target volatility of 5%.

MAP Trend Horizon Index 1 Month Rolling Average Allocation by Asset Class*

*The Index Live Date is January 31, 2023. All data prior to the Index Live is simulated.

Source: Morgan Stanley

Back-testing and other statistical analyses provided herein use simulated analysis and hypothetical circumstances to estimate how the Index may have performed prior to its actual existence. The results obtained from such back-testing should not be considered indicative of the actual results that might be obtained from an investment in the Index. The actual performance of the Index may vary significantly from the results obtained from back-testing.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

How Does the Volatility Target Work?

The Index aims to maximize returns across a diversified portfolio of assets for a defined level of risk. On a daily basis, the Index methodology monitors the volatility of this trend portfolio and 2-Year US Treasuries (the “risk-off” asset), and selects a portfolio to target the 5% volatility level.

The Index can invest up to 200% exposure across all assets in the universe.

Illustrative Example

Assume 2% Risk-Off Volatility & Zero Correlation Between Trend Portfolio and Risk-Off Asset

Volatility Target Mechanism

The aim of the volatility target mechanism is to stabilize the realized volatility of the Index at approximately 5%, by adjusting the allocation between the portfolio of Index Components and 2-Year U.S. Treasuries.

The minimum and maximum exposure of the Index to the portfolio of Index Components are 0% and 200%, respectively.

What is Volatility?

Volatility is a measure for how much the price of an asset has changed over time. An asset with low volatility will typically have a stable price, whereas an asset with high volatility will have a price that can fluctuate quite frequently and sharply. Higher volatility is therefore typically associated with higher risk.

Historic volatility (also called “realized volatility”) is calculated by looking at historical prices for an asset over a set period, and measuring how much these historical prices vary from the average historical price over that same period.

Historically, realized volatility tends to be higher when markets are falling.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Index Performance (Simulated and Actual)

The Morgan Stanley MAP Trend Horizon Index is designed to generate steady, positive growth through a variety of market environments due in part to the daily trend-allocation process that adapts to market changes and the daily risk-management mechanism that mitigates potential risks.

Index Performance

Index Performance (Simulated and Actual)

Back-testing and other statistical analyses provided herein use simulated analysis and hypothetical circumstances to estimate how the Index may have performed between January 30, 2012 and January 30, 2023, prior to its actual existence. The results obtained from such back-testing should not be considered indicative of the actual results that might be obtained from an investment in the Index. The actual performance of the Index may vary significantly from the results obtained from back-testing. Unlike an actual performance record, simulated results are achieved by means of the retroactive application of a back-tested model itself designed with the benefit of hindsight and knowledge of factors that may have possibly affected its performance. Morgan Stanley provides no assurance or guarantee that any product linked to the Index will operate or would have operated in the past in a manner consistent with these materials. Actual results will vary, perhaps materially, from the simulated returns presented in this document.

* Annualized returns Simulated returns from January 30, 2012 to January 30, 2023 and actual thereafter. Data through October 31, 2023.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Morgan Stanley MAP Trend Horizon Index vs. Major Benchmark Indices*

Source: Morgan Stanley, Bloomberg.

From January 30, 2012 to October 31, 2023. The Index Live Date is January 31, 2023. All data prior to Index Live Date is simulated.

Source: Morgan Stanley, Bloomberg. From January 30, 2012 to October 31, 2023. The Index Live Date is January 31, 2023. All data prior to Index Live Date is simulated.

*Maximum peak-to-trough decline over rolling 12-month periods.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Monthly Returns

Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
2023	1.20%	-1.24%	0.26%	0.06%	-0.53%	1.79%	0.61%	-1.05%	-1.90%	-1.31%			
2022	-2.18%	-0.35%	0.76%	-0.87%	-0.29%	-0.60%	0.26%	-0.39%	-0.47%	0.33%	-0.20%	-0.80%	-4.73%
2021	0.01%	0.40%	0.89%	1.21%	0.34%	0.39%	0.10%	0.42%	-1.82%	1.06%	-0.43%	1.08%	3.68%
2020	0.34%	-0.99%	-1.76%	0.69%	0.35%	0.38%	1.28%	0.71%	-0.53%	-0.74%	2.98%	1.49%	4.18%
2019	1.44%	-0.21%	1.79%	0.44%	-0.67%	2.79%	0.02%	1.70%	-0.54%	0.22%	0.01%	0.53%	7.72%
2018	1.51%	-2.41%	-0.44%	0.23%	0.91%	0.04%	0.57%	1.00%	-0.18%	-2.64%	0.30%	-1.16%	-2.33%
2017	0.35%	1.87%	-0.17%	0.58%	0.55%	-0.60%	1.13%	0.80%	0.10%	1.29%	0.86%	0.30%	7.27%
2016	0.27%	0.78%	0.65%	0.39%	0.77%	2.39%	0.53%	-0.83%	0.35%	-1.85%	0.29%	0.93%	4.70%
2015	1.48%	0.68%	0.25%	-0.64%	0.32%	-1.66%	0.87%	-3.67%	0.03%	1.44%	-0.21%	-0.89%	-2.09%
2014	-1.21%	2.06%	-0.47%	0.41%	2.04%	1.19%	-1.27%	2.75%	-1.64%	1.77%	1.51%	0.04%	7.31%
2013	0.85%	0.66%	1.79%	1.26%	-1.47%	-1.65%	1.30%	-0.72%	1.65%	1.68%	0.96%	0.23%	6.66%
2012		0.34%	0.74%	-0.03%	-2.04%	0.66%	1.69%	1.20%	0.12%	-1.23%	0.86%	0.26%	2.54%

Source: Morgan Stanley, Bloomberg.

Data based on simulated returns from January 30, 2012 to January 31, 2023 and actual thereafter. Data through October 31, 2023.

*Please see note on Simulated Returns.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Summary of the Index

The Morgan Stanley MAP Trend Horizon Index (the “Index”) has been developed by and is calculated, published and maintained by Morgan Stanley & Co. LLC. The Index was established by Morgan Stanley on January 31, 2023 and employs a rules-based quantitative strategy (the “Index Methodology”) that combines a risk-weighted approach to portfolio construction with a momentum based, or trend-following, asset allocation methodology to construct a notional portfolio. In addition, the strategy imposes an overall volatility-targeting feature upon the resulting portfolio. The goal of the Index is to maximize returns for a given level of risk based upon recent trends in the underlying assets. The investment assumption underlying the allocation strategy is two-fold: that historical volatility of the underlying assets can be used to risk-weight a portfolio, and that past trends are likely to continue to be a good indicator of the future performance of that portfolio. The Index therefore seeks to capture returns by taking risk-weighted positions indicated by such trends. As the portfolio is risk-weighted based upon a pre-set allocation as modified by recent volatility, increased volatility in an underlying asset will result in reduced exposure to that asset, potentially at a time when that asset then increases in value; at the same time, lower volatility will result in higher exposure, potentially at a time when the asset starts to decline in value. In addition, as a trend following, momentum-based index, the Index will tend to perform well when values of the relevant sub-indices are steadily trending either up or down. On the other hand, the Index will likely perform poorly when values of the relevant sub-indices do not move in a consistent manner, and, in particular, when they experience sharp reversals, in which case the Index will likely allocate to relevant sub-indices that trended upward, but that are now declining. In addition, sharp, correlated reversals in the relevant markets as a whole will also have an adverse effect on the level of the Index, as any diversification benefits inherent in investing in a variety of sub-indices will be lost.

The components of the Index consist of (i) 18 indices (each, individually, a “Sub-Index” and collectively, the “Sub-Indices”), comprised of rolling positions in futures contracts on assets representing global equities, fixed income securities, commodities and alternative investments, and (ii) the Morgan Stanley US 2-Year T-Note Rolling Futures Index (collectively with the Sub-Indices, the “Index Components”). The notional portfolio constructed by the Index Methodology of Index Components is referred to as the “Asset Portfolio.” The Asset Portfolio will consist of long-only positions in each Index Component, and each Index Component except for the Morgan Stanley US 2-Year T-Note Rolling Futures Index is subject to a maximum exposure cap. The actual number of Index Components represented in the Asset Portfolio will be determined according to the Index Methodology but will likely be less than 19 at any one time and, if all the Sub-Indices are trending down, could be only the Morgan Stanley US 2-Year T-Note Rolling Futures Index. The targeted volatility for the Index is 5% (the “Volatility Target”).

The Index Components, other than the Morgan Stanley US 2-Year T-Note Rolling Futures Index, are comprised of rolling positions in futures contracts on assets representing global equities, fixed income securities, commodities and alternative investments. There are often potential costs associated with rolling positions in futures contracts that could negatively affect the value of one or more Sub-Indices. These costs are passed through to the Index, and the performance of the Index is further reduced by a servicing cost of 0.85% per annum, calculated on a daily basis.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Risk Factors

Prior to making an investment decision in respect of any Financial Product, prospective investors should consider carefully all of the information set out in the relevant Index Description. There are risks associated with the Index, including but not limited to the following:

•	The level of the Index can go down as well as up. There can be no assurance that the Index will achieve positive returns. The Index tracks the performance of a rules-based investment methodology that selects a hypothetical portfolio of Underlying Assets to track. The performance of the Index will depend on the performance of that hypothetical portfolio minus a servicing cost of 0.85% per annum. If the hypothetical portfolio declines in value, the index value will also decline. Even if the hypothetical portfolio increases in value, the index value will nevertheless decline if the increase in the value of the portfolio is not sufficient to overcome the deduction of the servicing cost of 0.85% per annum. Accordingly, no assurance can be given that the Index will be successful or outperform any alternative strategy that might be employed in respect of the Index Components.

•	The base allocation of Sub-Indices in the Asset Portfolio is determined in reference to each Sub-Index’s Risk Budget and volatility. The base allocation of each Sub-Index in the Asset Portfolio is determined in proportion to its pre-set Risk Budget. The Risk Budget was set by the Strategy Sponsor, does not change during the life of the Index and there is no guarantee that the Risk Budget allocated to each Sub-Index is the optimal allocation. A higher or lower Risk Budget could result in increased investment in a Sub-Index that performs poorly or insufficient investment in a Sub-Index that performs well over the life of the Index. The base allocations of each Sub-Index in the Asset Portfolio are then scaled relative to the other Sub-Indices in the Asset Portfolio according to their volatility. The base allocation of each Sub-Index can be higher or lower than its Risk Budget (However, after the entirety of the Index calculation is complete, no Sub-Index’s exposure will exceed its maximum exposure cap.) Volatility calculations based on historical volatility presume that historical volatility is an accurate indication of current volatility. However, there is a time lag associated with the volatility calculation. There is no guarantee that the volatility in the preceding period is representative of the current volatility of the Sub-Indices. Because the Index calculates realized volatility over approximately a one-year period, it may be some period of time before a recent increase in the volatility of the Sub-Indices is sufficiently reflected in the calculation of realized volatility to cause a compensating change to the base allocation in the Asset Portfolio. Moreover, there is no guarantee that the one-year look-back period for volatility utilized by the Index produces the most accurate measure of current volatility. Accordingly, no assurance can be given that each Sub-Index’s Risk Budget and calculated volatility will result in the optimal base allocation.

•	There are risks associated with the Index’s momentum investment strategy. The Index is constructed using what is generally known as a momentum-based investment strategy. Momentum-based investing generally seeks to capitalize on positive trends in the prices of assets. As such, the composition of the Index is based on the historical performance of the Sub-Indices over both long-term and short-term periods. However, there is no guarantee that trends existing in the preceding periods will continue in the future. A momentum-based strategy is different from a strategy that seeks long-term exposure to a notional portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike. As a result, if market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline. Additionally, even when the values of the Sub-Indices tracked by the Index are trending downwards, the Index will continue to be composed of those Sub-Indices until the next rebalancing.

•	Low volatility in the Index is not synonymous with low risk in an investment linked to the Index. For example, even if the volatility of the Index were to be in line with the Volatility Target, the Index level may decrease over time, which may result in a zero return on notes linked to the Index.

•	While the Index has a Volatility Target of 5%, there can be no guarantee, even if the Asset Portfolio is rebalanced daily, that the realized volatility of the Index will not be less than or greater than 5%. Although the Index aims to ensure that its realized volatility does not exceed 5%, there is no guarantee that it will successfully do so.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Risk Factors (continued)

•	There can be no assurance that the actual volatility of the Index will be lower than the volatility of any or all of the Index Components. The Index’s exposure to each Index Component is adjusted through a volatility-scaling mechanism that seeks to target a volatility of 5% for the Index. However, as the volatility-scaling mechanism looks to trends that have occurred in the past to then make adjustments to future positions, it is unlikely that the Index will achieve the target volatility in any Index Component for any given period of time. The actual volatility achieved by the Index overall, as well as the volatility achieved for each Index Component, will likely differ – perhaps significantly – from the Volatility Target.

•	The volatility target feature of the Index may dampen its performance in bullish markets. The Index is designed to achieve a Volatility Target of 5% regardless of the direction of price movements in the market. Therefore, in bullish markets, if the realized volatility is higher than the Volatility Target, the adjustments to the Asset Portfolio of the Index through Daily Rebalancing might dampen the performance of the Index. The selection of the Index Components, as well as the Volatility Target feature, may cause the Index to underperform one or more of the Index Components.

•	The Index is particularly susceptible to “choppy” markets. Past performance is particularly likely to be a poor indicator of future performance in “choppy” markets, which are characterized by short-term volatility and the absence of consistent long-term performance trends. In such markets, strategies that use past performance as an indicator of future performance, such as that followed by the Index, are subject to “whipsaws,” which occur when the market reverses and does the opposite of what is indicated by past performance. The Index may experience significant declines in such markets.

•	The value of the Index and any instrument linked to the Index may increase or decrease due to a number of factors, many of which are beyond our control. The nature and weighting of the Sub-Indices can vary significantly, and no assurance can be given as to the allocation of any Sub-Index at any time.

•	No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference the Index Components. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed with respect to the Index Components. The Index has been developed based on predetermined rules that may not prove to be advantageous or successful, and that will not be adjusted for market conditions.

•	Changes in the value of the Index Components may offset each other. Because the Index Components represent a range of asset classes and geographic regions, price movements of Index Components representing different asset classes or geographic regions may not correlate with each other. At a time when the value of an Index Component representing a particular asset class or geographic region increases, the value of other Index Components representing different asset classes or geographic regions may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the Index Components may be moderated, or more than offset, by lesser increases or declines in the level of other Index Components.

•	The Morgan Stanley US 2-Year T-Note Rolling Futures Index can produce negative returns, which may have an adverse effect on the level of the respective Sub-Indices, and consequently, the level of the Index. The Index methodology for the Morgan Stanley US 2-Year T-Note Rolling Futures Index was developed based on historical data and conditions, and there can be no assurances that the methodology can generate positive performance in the future. Therefore, the past performance of the Morgan Stanley US 2-Year T-Note Rolling Futures Index, whether actual or retrospectively calculated, is not a reliable indication of future performance. Poor performance by the Morgan Stanley US 2-Year T-Note Rolling Futures Index will have a negative effect on the performance of the respective Sub-Indices, and consequently on the performance of the Index.

•	Investing in notes linked to the Index is not equivalent to investing in the Index. Investing in notes linked to the Index is not equivalent to investing in the Index or its component Sub-Indices or the Morgan Stanley US 2-Year T-Note Rolling Futures Index. Investors in notes linked to the Index will not have voting rights or rights to receive dividends or other distributions or any other right with respect to the component Sub-Indices of the Index. See “Hypothetical Examples” above.

•	The Index is subject to risks associated with the use of significant leverage. At times, the Index will use significant leverage in an effort to achieve its target volatility. When the Index employs leverage, any declines in the values of the Index Components will be magnified, resulting in accelerated losses.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Risk Factors (continued)

•	The Index was established on January 31, 2023 and therefore has very limited actual operating history. The performances of the Index and some of the component data have been retrospectively simulated prior to January 31, 2023. As such, performance for periods prior to the establishment of the Index has been retrospectively simulated by Morgan Stanley & Co. LLC on a hypothetical basis. A retrospective simulation means that no actual investment which allowed a tracking of the performance of the Index existed at any time during the period of the retrospective simulation. The methodology and the Index used for the calculation and retrospective simulation of the Index has been developed with the advantage of hindsight. In reality, it is not possible to invest with the advantage of hindsight and therefore this historical performance is purely theoretical and may not be indicative of future performance.

•	Higher future prices of the futures contracts constituting the Sub-Indices relative to their current prices may lead to a decrease in any payment on notes linked to the Index. Because the Sub-Indices are composed of futures contracts, the value of the Index may be negatively affected by the costs associated with rolling forward futures positions. This process of replacing expiring futures contracts with futures expiring at a later date is referred to as rolling. Excluding other considerations, if the markets for the Sub-Indices’ underlying futures contracts are in contango, where the prices of futures contracts in more distant expiry months are higher than the prices of the same futures contracts in the nearer expiry months, the purchase of the later-expiring contract would take place at a price that is higher than the price of the earlier-expiring contract, thereby creating a negative roll yield. The presence of contango in the relevant markets would adversely affect the value of the Sub-Indices and, therefore, the level of the Index. This negative roll yield would be separate from, and in addition to, the deduction of the servicing cost, discussed in the previous risk factor, from the level of the Index.

•	The Index may be not be fully invested in the Sub-Indices. On any given Strategy Business Day, the Index's exposure to the Sub-Indices will be less than 100% when so dictated by leverage limits and volatility controls. The Index will target 5% volatility, subject to maximum daily notional changes, maximum notional exposure and maximum 200% leverage. As a result of these leverage limits and volatility control, the Index allocate into the Morgan Stanley US 2-Year T-Note Rolling Futures Index (a risk-off asset), which is designated as a low-volatility proxy for a cash allocation.

The risks identified above are not exhaustive. Please see the full set of risk factors included in any disclosure materials relating to instruments linked to the Index for additional information.

This material is not a solicitation of any offer to buy or sell any security or other financial instrument or to participate in any trading strategy. This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial or otherwise) and is not acting in a fiduciary capacity.

MORGAN STANLEY MAP TREND HORIZON INDEX

Important Information and Qualifications

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley & Co. LLC, Morgan Stanley & Co. International PLC, Morgan Stanley MUFG Securities Co., Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”), but is not a product of the Morgan Stanley Research department. This communication is a marketing communication and is not a research report. For additional information and important disclosures, see http://www.morganstanley.com/disclaimers.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan Stanley with respect to an employee benefit plan or to any person acting as a fiduciary for an employee benefit plan, or as a primary basis for any particular plan or investment decision.

The information provided herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any securities or instruments or to participate in any particular trading strategy. No representation is given with respect to accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal positions (long or short) in and effect transactions in securities or trading strategies mentioned or described herein.

Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. Any investments discussed in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor’s currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis, which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED HEREIN. NO REPRESENTATION IS BEING MADE THAT ANY ACCOUNT WILL OR IS LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN. IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL PERFORMANCE RESULTS AND THE ACTUAL RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR TRADING PROGRAM. ONE OF THE LIMITATIONS OF HYPOTHETICAL PERFORMANCE RESULTS IS THAT THEY ARE GENERALLY PREPARED WITH THE BENEFIT OF HINDSIGHT. IN ADDITION, HYPOTHETICAL TRADING DOES NOT INVOLVE FINANCIAL RISK, AND NO HYPOTHETICAL TRADING RECORD CAN COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING. FOR EXAMPLE, THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING STRATEGY IN SPITE OF TRADING LOSSES ARE MATERIAL POINTS WHICH CAN ALSO ADVERSELY AFFECT ACTUAL TRADING RESULTS. THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING PROGRAM WHICH CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TRADING RESULTS.

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